Exhibit 12
COOPER INDUSTRIES PLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Interest Expense	$37,600	$49,500	$64,200	$70,400	$51,000	$51,500	$64,800

Estimated Interest Portion of Rent Expense	11,186	10,402	14,284	14,058	12,132	10,168	10,583

Fixed Charges	$48,786	$59,902	$78,484	$84,458	$63,132	$61,668	$75,383

Income From Continuing Operations Before Income Taxes	$363,000	$336,200	$482,700	$807,200	$826,200	$647,700	$495,000

Add: Fixed Charges	48,786	59,902	78,484	84,458	63,132	61,668	75,383

Less: Equity in (Earnings)/Losses of Equity Investees	(10,540)	—	—	7,765	(265)	(724)	(1,328)

Earnings Before Fixed Charges	$401,246	$396,102	$561,184	$899,423	$889,067	$708,644	$569,055

Ratio of Earnings to Fixed Charges	8.2x	6.6x	7.2x	10.6x	14.1x	11.5x	7.5x